BRESLER & REINER, INC.

(301) 945-4300	1120 Rockville Pike, Suite 502
(301) 945-4301 Fax	Rockville, MD 20852

October 14, 2005

Mr. Steven Jacobs

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-4561

Re:          Bresler & Reiner, Inc (“B&R”)

Form 10-K for the year ended December 31, 2004

Filed March 31, 2005

File No 000-06201

Dear Mr. Jacobs

We are in receipt of your letter dated September 30, 2005.  In reply to the questions set forth in your letter by your staff in their review of our Form 10-K for the year ended December 31, 2004, we respectfully submit the following responses to each of your three inquiries.

Your inquiry — “1.  We noted your presentation of “homebuilding and land development” and “cost of homebuilding and land development” as separate component of net cash provided by (used in) operating activities.  Please tell us what these separate components represent and whether you included the purchase of land related to homebuilding operations as part of operating or investing activities in your statement of cash flows.”

The line item “Homebuilding and land development” included in operating activities represents cash outflows related to the development of our inventory of land and/or homes (such as condominium units) that are developed with the intention for resale. The line item “Cost of homebuilding and land development” included in operating activities represents the portion of our inventory of land and/or homes which has been included in cost of sales during the period.  The net of these two items represents the change in our homebuilding inventories during the period.  In future filings, we will combine these two items in one line in the operating activities section of the cash flow statement, which we understand is consistent with industry practice.

Cash outflows for the purchases of land and/or homes (such as apartments) that are intended to be held as an investment upon completion are classified as part of investing activities.

Your inquiry — “2.  We note that you account for your 85% ownership interest in 1925 K Associates LLC using the equity method of accounting.  Please tell us whether you consider this entity to be a VIE under FIN 46(R) and, if so, how you determined that you are not the primary beneficiary.  If you determined that this entity is not a VIE, please tell us how you considered paragraph 5(C) in making this determination.  In your response, please also describe the ownership structure of 1925 K, including the following:

a)  The consideration paid by the unaffiliated investor for the 15% ownership interest:

b)  The managing member and the voting rights held by you and the other unaffiliated investor.”

1925 K Associates, LLC (“1925 K”), a Delaware limited liability company, was formed pursuant to a Certificate of Formation dated May 14, 2002.  1925 K was capitalized with a $6.8 million contribution from Bresler & Reiner, Inc. (“B&R”) for an 85% membership interest and a $1.2 million contribution from Kaempfer 1925, LLC (“Kaempfer”) for a 15% membership interest.  The Members’ Sharing Percentages are proportionate to their respective capital contributions.  Based on the Operating Agreement: (i) Kaempfer is the Managing Member and as such may receive certain additional reasonable performance incentives as defined in the Operating Agreement; the payment of these additional incentives will cause B&R’s effective participation to be less than 85%; (ii) except for non-performance, and/or the occurrence of certain triggering defaults as defined within the Operating Agreement, the operations of the Company will be directed by the Managing Member and (iii) only upon the occurrence of certain defaults under the Operating Agreement can B&R exercise control.  Our investment is reported on the equity method under the provisions of American Institute of Certified Public Accountants’ Statement of Position (SOP) SOP 78-9.

We determined that 1925 K is not a Variable Interest Entity (“VIE”) under FASB Interpretation No. 46R (“FIN 46R”) since as of inception, and for any subsequent period, it did not meet the criteria as a VIE under the Paragraph 5 of FIN 46R:

(1)         Paragraph 5(a): the equity investment at risk is sufficient to allow the entity to finance its activities without additional subordinated financial support from others as evidenced by the property’s strong operating cash flows and an equity balance that is greater than 20% of the entity’s total assets.

(2)         Paragraph 5(b): as a group B&R and Kaempfer do not lack the ability to make decisions about the entity’s activities through voting or similar rights and have an obligation to absorb losses of the investee entity.

(3)         Paragraph 5(c): “substantially all of the entity’s activities” were not involved or conducted on behalf of B&R, the investor that has disproportionately few voting rights.

Your inquiry — “3.  Please show us how you evaluated the significance of your investment in 1925 K Associates LLC in considering the reporting requirements of Rule 3-09 of Regulation S-X for each period.”

For each of the years ending December 31, 2004, 2003 and 2002, our investment in 1925 K was determined not to meet the criteria for reporting separate financial statements of a subsidiary set forth in Rule 3-09 of Regulation S-X.  The results of applying the tests for a “significant subsidiary” under Rule 1-02(w), while substituting 20 percent for 10 percent, are summarized below:

(1)           The aggregate investments in and advances of B&R and its subsidiaries (consolidated) in 1925 K as a percentage of the “total assets” of B&R and its subsidiaries (consolidated):

	2002	2003	2004
Total consolidated assets	$243,492,000	$348,249,000	$535,180,000
Investment in and advances to 1925 K	$6,736,000	$6,829,000	$7,128,000
Investment as % of total	3%	2%	1%

(2)           The second test of the proportionate share of the total assets of 1925 K as a percentage of the “total assets” of B&R and its subsidiaries (consolidated) is not appropriate because 1925K is a 50% or less owned person accounted for by the equity method and is not a “Subsidiary” as defined in Rule 1-02(x).

(3)           The proportionate share of the equity in income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle as a percentage of such income, as defined, of B&R and its subsidiaries (consolidated).  If the income of B&R and its subsidiaries (consolidated) for the most recent fiscal year is at least 10 percent lower than the average of the last five fiscal years, then the average is to be used for this calculation.

	2002	2003	2004
Current year consolidated income, as defined,	$7,934,000	$1,295,000	$4,166,000
Past five year average	$13,715,000	$11,155,000	$8,386,000
Proportionate share of 1925 K’s income, as defined	$217,000	$881,000	$957,000
Investment as % of past five years average	2%	8%	11%

As shown above, in no case is the 20% threshold met and, accordingly, no financial reporting under Rule 3-09 was required.

As requested in your letter, we affirm and acknowledge:

•                  B&R is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings; and

•                  B&R may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also acknowledge your statement in your letter that all information provided to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our files is available to the Division of Enforcement.

If you have any further questions, or if I can be of assistance to you on this or any other matters, please do not hesitate to contact me at (301) 945-4300 ext 141.

Sincerely,

/s/ Darryl M Edelstein	/s/ Robert O Moore

Darryl M. Edelstein	Robert O. Moore
Chief Operating Officer	Chief Financial Officer
Bresler & Reiner, Inc.	Bresler & Reiner, Inc.